EXHIBIT 2.7.2

                                 Schedule 2.6(a)

CONSIDERATION(1)

The Earn-Out Consideration which shall be payable in shares of Able Common Stock valued as described below, at the Payment Date for each of Year One, Year Two, Year Three and Year Four is estimated as set forth on the table below. The actual Earn-Out Consideration payable for each of Year One, Year Two, Year Three and Year Four is based upon aggregate sales and profits(2) of the Company and SES reaching the below projections at each of those dates, and will be subject to adjustment to reflect actual aggregate sales and profits pursuant to the formula set forth below for years ending October 31, 2000, 2001, 2002 and 2003:

                                                                 ESTIMATED
YEAR    PAYMENT DATE    PROJECTED SALES     PROJECTED     EARN-OUT CONSIDERATION
                                             PROFITS               VALUE
One      January 15,      $19,300,000      $1,351,000          $1,055,462
         2001

Two      January 15,      $24,200,000      $1,694,000            $549,720
         2002

Three    January 15,      $27,000,000      $1,890,000            $659,664
         2003

Four     January 15,      $30,000,000      $2,100,000            $549,720
         2004

Earn-Out Consideration:

--------
(1) The Consideration shall be paid in shares of Able Common Stock until the combined Consideration calculated pursuant to the terms of this Agreement and pursuant to the terms of the SES Merger Agreement, and which includes the Initial Consideration and the Earn-Out Consideration, equals 19.9% of the total Able Common Stock issued and outstanding. Any and all Consideration in excess of 19.9% of issued and outstanding Able Common Stock shall be paid in cash or by promissory note, as mutually agreed upon by Able and the Shareholders, at the time of payment and shall include interest calculated at the market rate.

(2) Profit shall be determined in accordance with generally accepted accounting principles. Profit includes all revenues and expenses of the business except for income taxes and net interest expense, and corporate overhead which will not exceed 2 1/2% of revenues per year.

Sales/Projected Sales x 25% of Potential Payment (5/7 of combined SES and SASCO Potential Payment) = Sales Payment

Profit/Potential Profit x 75% of Potential Payment (5/7 of combined SES and SASCO Potential Payment) = Profit Payment

Sales Payment + Profit Payment = Earn-Out Consideration

Examples:

If combined sales at October 31, 2001, are $23,000,000 and combined profit is $1,500,000

Sale portion          23,000,000/24,200,000 =  95.04% x 137,430  =  130,613
Profit portion         1,500,000/ 1,694,000 =  88.55% x 412,290  =  365,083
                                                        -------     -------
Earn-Out Consideration                                  549,720     495,695

If combined sales at October 31, 2002 are $28,000,000 and combined profit is $2,150,000

Sale portion          28,000,000/27,000,000 = 103.70% x 164,916  =  171,018
Profit portion         2,150,000/ 1,890,000 = 113.76% x 494,748  =  562,825
                                                        -------     -------
Earn-Out Consideration                                  659,664     733,843

The Earn-Out Consideration for Year One (ending October 31, 2000) shall be converted into Able Common Stock by dividing the Earn-Out Consideration by $8.00. The Earn-Out Consideration for each of Year Two, Year Three and Year Four shall be converted into Able Common Stock by dividing the Earn-Out Consideration by the 52-week average of the closing market price of the Able Common Stock for each respective year.